Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to this Registration Statement (Form S-3) and related Prospectus of Senomyx, Inc. for the registration of common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our reports dated February 11, 2008, with respect to the financial statements of Senomyx, Inc., and the effectiveness of internal control over financial reporting of Senomyx, Inc.,  included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California
August 25, 2008